Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northwestern Mutual Series Fund, Inc. (“Registrant”)
Registration Nos: 2-89971; 811-3990
EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 13, 2025, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 90 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 91 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed to register three new series of the Registrant: Active/Passive Conservative Portfolio (“Conservative Portfolio”), Active/Passive Aggressive Portfolio (“Aggressive Portfolio”), and Active/Passive All Equity Portfolio (“All Equity Portfolio” and together with the Conservative Portfolio and the Aggressive Portfolio, the “Portfolios” and each, a “Portfolio”).

The primary purpose of this filing is to respond to oral comments received on March 6, 2025 from Ms. Anu Dubey of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows. We hereby confirm that all changes discussed in this letter will be incorporated in the Registrant’s subsequent post-effective amendment filing under Rule 485(b) (the “485(b) filing”). We also confirm that if disclosure is revised in the 485(b) filing in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations within the 485(b) filing.

Prospectus

1)

Comment: With respect to the Conservative Portfolio and the Aggressive Portfolio, consider whether “capital” should be inserted before “appreciation” in each Portfolio’s investment objective. Further, please explain why both investment objectives are “to realize as high a level of total return as is consistent with reasonable investment risk …” given that “conservative” indicates a lower level or risk than “aggressive.”

Response: The Registrant has revised each Portfolio’s investment objective as follows:

Conservative: The investment objective of the Portfolio is to realize as high a level of total return as is consistent with ~~reasonable~~ conservative investment risk through income and secondarily through capital appreciation.

Aggressive: The investment objective of the Portfolio is to realize as high a level of total return as is consistent with ~~reasonable~~ aggressive investment risk primarily through capital appreciation and some income.

2)	Comment: For each Portfolio, please revise the lead-in paragraph to the “Summary–Fees and Expenses of the Portfolio” section to add “and sell” in accordance with Item 3 of Form N-1A.

Response: The Registrant confirms that the disclosure will be revised as follows:

“The table below describes the fees and expenses that you may pay when you buy, ~~and~~ hold, and sell interests in a separate account that invests in shares of the Portfolio as a result of your purchase of a variable annuity contract or variable life insurance policy.”

3)	Comment: For each Portfolio, please provide a completed fee table and expense example for each Portfolio.

Response: The Registrant has included the completed fee table and expense example in Appendix A to this letter.

4)

Comment: For each Portfolio, in footnote 4 to the fee table, please (i) confirm that the date of the fee waiver agreement disclosed will be at least one year from the effective date of the Registration Statement; (ii) confirm that the fee waiver agreement will be filed as an exhibit to the Registration Statement; and (iii) disclose that only the Board can terminate the fee waiver agreement prior to the termination date.

Response: The Registrant confirms that (i) the date disclosed will be at least one year from the effective date of the Registration Statement; (ii) the fee waiver agreement will be filed as an exhibit to the Registration Statement; (iii) disclosure will be added (as set forth in Appendix A) to note that only the Board can terminate the fee waiver agreement prior to the termination date.

5)

Comment: The Staff notes that each Portfolio’s “Principal Investment Strategies” disclosure does not reflect the “active/passive” terminology in each Portfolio’s name. Please either remove this term or add disclosure to the Principal Investment Strategies to appropriately reflect this name.

Response: The Registrant will add disclosure to the second paragraph of each Portfolio’s “Principal Investment Strategies” section as follows:

The Portfolio is one of the Northwestern Mutual Series Fund, Inc. Allocation Portfolios (Active/Passive Allocation Suite) and operates primarily as a “fund of funds.” The Portfolio invests in a combination of both actively managed and passive (i.e., index-tracking) underlying Portfolios of Northwestern Mutual Series Fund, Inc. (each, an “Underlying Portfolio”) and exchange-traded funds (“ETFs”) which are not portfolios of Northwestern Mutual Series Fund, Inc.

6)

Comment: In each Portfolio’s “Principal Investment Strategies” section, the second paragraph includes a reference to the risk level indicated in the table. Please either add new disclosure or delete the reference to the risk level indicated.

Response: The Registrant will revise the disclosure as follows:

The Portfolio has a target asset allocation ~~consistent with the level of risk~~ as indicated ~~in the table~~ below.

7)

Comment: With respect to the Conservative Portfolio, the Staff considers the name to be misleading in light of its planned investment allocation of up to 40% in equity securities and its investment in below investment grade debt as a principal investment strategy. Please either change the name of the Portfolio or revise the Portfolio’s Principal Investment Strategy as necessary.

Response: The Registrant will revise the Principal Investment Strategy as discussed below in order to retain the name “Active/Passive Conservative Portfolio.” The Registrant respectfully notes that the term “conservative” in the Portfolio’s name is not subject to Rule 35d-1 under the 1940 Act (the “Names Rule”) as it is unrelated to the types of investments held by the Portfolio and is not intended to convey an investment focus on a particular characteristic (i.e., any “feature, quality or attribute”1) shared by the Portfolio’s investments. Rather, “conservative” in this context is intended to convey: (1) the investment objective of the Portfolio (i.e., realize as high a level of total return as is consistent with conservative investment risk through income and secondarily through capital appreciation) and (2) the overall characteristic of the Portfolio with respect to investment risk (i.e., the Portfolio presents relatively less risk to the investor than the other Active/Passive Portfolios). The Registrant notes that in the Names Rule Adopting Release, the Staff described certain terms that are not subject to the Names Rule, noting that in such circumstances the “name communicates information to investors about the overall characteristics of the fund’s portfolio, rather than particular investments in the portfolio . . . .”2 Further, the Registrant believes that the term “conservative” in the Portfolio’s name is not misleading under Section 35(d) of the 1940 Act. The Registrant notes that the term “conservative” is intended to convey both the investment objective of the Portfolio and the Portfolio’s range of risk relative to the other Active/Passive Portfolios. To make this clear to investors, the Registrant will add the following disclosure to the Principal Investment Strategy:

“As a ‘conservative’ Portfolio, the adviser will allocate the Portfolio’s assets to a combination of underlying funds that is expected to have lower investment risk on a relative basis to the other Portfolios of the Active/Passive Allocation Suite. The Portfolio prioritizes preservation of capital over capital appreciation and is designed primarily for investors seeking lower volatility while pursuing the income potential of bonds.”

With respect to the Staff’s comment on the investment allocation to equity securities, the Registrant notes that an allocation of approximately 40% to equities is consistent with peer “conservative allocation” funds. The Registrant also notes supplementally that the Portfolio generally will invest a relatively smaller portion of its assets in small-cap and mid-cap funds as compared to the other Active/Passive Portfolios.

With respect to the Staff’s comment on the investment allocation to high yield bonds, the Registrant notes supplementally that the Portfolio’s exposure to high yield bonds is through investment in the underlying fixed-income funds which primarily hold investment grade bonds, and accordingly, the Portfolio’s exposure to high yield bonds is not expected to be significant. To make this clear to investors, the Registrant will revise the relevant disclosure as follows:

“~~Through its investments in the fixed income Underlying Portfolios and ETFs, t~~The Portfolio may obtain fixed income exposure by investing in one or more fixed income Underlying Portfolios or ETFs, which may hold ~~be exposed to~~ a wide range of fixed income securities with varying durations and maturities.~~,~~ The fixed income securities generally will consist of ~~including~~ investment grade ~~and non-investment grade debt securities,~~ debt of corporate and government issuers, as well as mortgage-backed and asset-backed securities and inflation-indexed debt securities. ~~, and other fixed income instruments.~~ The

1 Investment Company Names, Release No. IC-35000 (September 20, 2023) (“Names Rule Adopting Release”) at 29.

2 Id. at 42.

Portfolio may also have limited exposure to non-investment grade debt securities (sometimes referred to as “high yield securities” or “junk bonds”).”

The Registrant supplementally notes the anticipated level of high yield exposure in the Portfolio is consistent with peer funds categorized as conservative allocation funds which are designed to provide both income and capital appreciation by investing in multiple asset classes, including stocks, bonds and cash, and with the objective to prioritize the preservation of capital over appreciation.

8)

Comment: In each Portfolio’s “Principal Investment Strategies” section, in the footnote to the percentage allocation table, please identify any other exposure that is a principal investment strategy of the Portfolio and add any corresponding risks.

Response: The Registrant confirms supplementally that other exposure includes only REITs and commodities.

9)

Comment: Each Portfolio’s “Principal Investment Strategies” section includes a statement that “the Portfolio may invest more than 25% of its assets in one Underlying Portfolio or one ETF.” If a Portfolio will invest more than 25% in another Underlying Portfolio or ETF, please disclose such Portfolio’s or ETF’s name, its principal investment strategy, and associated principal risks under this Portfolio’s principal risks. Also, please confirm that fund-of-fund agreements will be filed as an exhibit as necessary.

Response: The Registrant confirms supplementally that each of the All Equity Portfolio and the Aggressive Portfolio is not expected to invest more than 25% of its assets in any one Underlying Portfolio or one ETF at launch, although such Portfolios may do so in the future. The Registrant confirms that it will revise such Portfolios’ disclosures as discussed below with respect to the Conservative Portfolio in the event an investment exceeding 25% of such Portfolios is made.

With respect to the Conservative Portfolio, the Registrant expects that the Portfolio will invest more that 25% of its assets in an Underlying Portfolio or ETF when investment operations begin; however, the specific Underlying Portfolio or ETF could vary from time to time in light of the investment team’s views on the economic and market outlook. As such, the Registrant does not believe that disclosing the name of the Underlying Portfolio or ETF in the Prospectus would be helpful to investors as it could lead investors to conclude that such Underlying Portfolio or ETF will be a core holding for the entire year when in fact it could change over the course of the year. The Registrant does acknowledge, however, that any Underlying Portfolios or ETFs in which the Conservative Portfolio would invest over 25% of its assets would be one that invests primarily in U.S. fixed-income securities. The Registrant also notes that the list of the Underlying Portfolios or ETFs in which the Conservative Portfolio is invested as of the end of each semi-annual and annual period will be included in the report on Form N-CSR. As such, the Registrant will add the following to the investment strategy disclosure:

“In connection with the allocation process, the Portfolio may invest more than 25% of its assets in one Underlying Portfolio or one ETF (specifically, Underlying Portfolios or ETFs that invest primarily in U.S. fixed income securities). A list of the Underlying Portfolios or ETFs in which the Portfolio is invested as of the most recently completed annual or semi-annual period can be found in the Portfolio’s report on Form N-CSR.”

In addition, the Registrant notes that the principal risks of the Underlying Portfolios or ETFs associated with such investment will be disclosed in the Conservative Portfolio’s “Principal Risks” section of the Prospectus.

Finally, the Registrant notes that fund-of-fund agreements will be filed as an exhibit to a subsequent post-effective amendment as necessary.

10)

Comment: With respect to the Conservative Portfolio and the Aggressive Portfolio, consider reorganizing the fourth paragraph of the “Principal Investment Strategies” section to more clearly define and describe what types of investments are included in the “Equity and Other Exposure,” “Fixed Income or Debt Exposure” and “Cash Equivalents.” Additionally, please more clearly disclose (i) if the Portfolio will use derivatives as a principal investment strategy to obtain exposure to the “Equity and Other,” “Fixed Income or Debt,” and/or “Cash Equivalents” categories; (ii) the definition of “Other Exposure” as a principal strategy, including if commodities are included in this category; and (iii) the definitions of “Fixed Income or Debt Exposure” and “Cash Equivalents” given that the disclosure indicates that a Portfolio may be including ETFs that invest in mortgage-and asset-backed securities as cash equivalents.

Response: The Registrant will include in the 485(b) filing the revised disclosure set forth in Appendix B in response to the Staff’s comments.

11)

Comment: With respect to the Conservative Portfolio and the Aggressive Portfolio, in the “Principal Investment Strategies” section, please add a reference to “junk bonds” after the reference to non-investment grade debt securities.

Response: The Registrant will add the requested disclosure as indicated in Appendix B.

12)

Comment: With respect to the Conservative Portfolio and the Aggressive Portfolio, in the “Principal Investment Strategies” section, please disclose any other fixed-income instruments that are a part of the principal investment strategies of the Portfolios and disclose the corresponding risk.

Response: The Registrant will revise the disclosure to delete mortgage- and asset-backed securities from the description of cash equivalents, as the Staff noted in Comment 10, and add mortgage- and asset-backed securities to the types of fixed-income instruments that are a part of the principal investment strategies. Please see the revised disclosure included in Appendix B. Further, the Registrant confirms supplementally that there are no additional fixed-income instruments that are a part of the principal investment strategies of the Portfolios.

13)

Comment: Please revise the ordering of Principal Risks to prioritize those most likely to affect the particular Portfolio’s net assets, yield and total return, in accordance with SEC Staff Guidance set forth in ADI 2019-08.

Response: The Registrant recognizes the SEC’s Guidance as set forth in ADI 2019-08, but respectfully declines to change the order in which it discloses its Principal Risks for the Portfolios at this time. The Registrant believes that the sections of the Fund’s Prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be aware of that fact and thus would not make any wrongful assumptions regarding the importance of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some risks over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how to determine the importance of various principal risks, we are concerned that performing this exercise could lead to wide discrepancies across the various series of the Registrant, considering the perspectives of the multiple sub-advisory firms currently engaged to manage most of the other series, and among various similar funds throughout the industry, which could ultimately lead to investor confusion when comparing funds, evaluating risks, and attempting to make an investment decision.

14)

Comment: With respect to the Conservative Portfolio, the Staff notes that “Emerging Markets Risk” includes disclosure related to investing in China. If investing in China is a principal investment strategy of the Portfolio, please add related disclosure to the “Principal Investment Strategies” section.

Response: The Registrant confirms supplementally that investing in China is not a principal investment strategy and will delete the related principal risk disclosure.

15)

Comment: For each Portfolio, to the extent that a Portfolio will invest a large percentage of its assets in issuers located in a single country or particular geographic region at launch, please identify the country or geographic region and add the associated risks to the “Principal Risks” section.

Response: The Registrant confirms supplementally that at the time of the launch of the Portfolios, no Portfolio’s investments will focus on a particular country or region.

16)	Comment: For each Portfolio, if “Micro Cap Company Risk” is a principal risk of the Portfolio, please identify micro cap stocks as part of the Portfolio’s principal investment strategy.

Response: The Registrant confirms that investing in micro-cap companies is not a principal investment strategy of any Portfolio and will delete the related principal risk factor.

17)

Comment: For each Portfolio, to the extent that a Portfolio will invest a large percentage of its assets in a particular sector at launch, please identify the sector and add the associated risks to the “Principal Risks” section.

Response: The Registrant confirms supplementally that at the time of the launch of the Portfolios, no Portfolio’s investments will focus on a particular sector. The Registrant notes that “Sector Focus Risk” is included as a principal risk of each Portfolio because the adviser’s asset allocation among the Underlying Portfolios and ETFs could at times result in a Portfolio indirectly having more than 25% of its assets in a particular sector or sectors due to the aggregate holdings of the Underlying Portfolios and ETFs.

18)	Comment: Please supplementally identify for the Staff what each Portfolio’s broad-based securities market index will be.

Response: For the information of the Staff, for each Portfolio the Registrant has identified the following broad-based securities market indices for each Portfolio: S&P 500® Index and Bloomberg® U.S. Aggregate Index.

19)	Comment: With respect to the Aggressive Portfolio, please add disclosure describing what “aggressive” means as it relates to the Portfolio’s principal investment strategy.

Response: The Registrant will add the following disclosure to the Portfolio’s principal investment strategy:

“As an ‘aggressive’ Portfolio, the adviser will allocate the Portfolio’s assets to a combination of underlying funds that is expected to have a higher level of investment risk relative to the a ‘conservative,’ ‘balanced,’ or ‘moderate’ fund. The Portfolio is designed primarily for investors comfortable with higher levels of volatility in pursuit of long-term growth of capital.

20)

Comment: With respect to the All Equity Portfolio, please add disclosure in the appropriate location that securities convertible into stocks will only be counted as equities for purposes of the Portfolio’s 80% investment policy if they are “in the money” (i.e., when the conversion price is less than the equity price).

Response: The Registrant will add the requested disclosure.

21)	Comment: In the “General Information” section of the Prospectus, consider updating the disclosure to cover more recent Federal Open Market Committee actions.

Response: The Registrant will make the requested disclosure change.

22)

Comment: In the “More About Principal Investment Strategies and Risks–ADR Risk” section of the Prospectus, please add disclosure regarding the enhanced risks of unsponsored ADRs or explain why such disclosure is not appropriate

Response: The Registrant will revise the relevant disclosure as follows:

“ADRs may be “sponsored,” meaning that they are implemented by a financial institution in collaboration with the issuing foreign company, or “unsponsored,” meaning that the financial institution created the instrument without the sponsorship or direct involvement of the foreign company. Differing registration requirements apply to each type of ADR. ADRs may transact on exchanges or on over-the-counter markets (“OTC”). Sponsored ADRs may be established on three program levels, which differ with respect to market listing exposure and applicable reporting requirements. Level 1 sponsored ADRs are exempt from full SEC registration and reporting and only trade on OTC markets. For Level 2 and Level 3 sponsored ADRs, the issuing financial institution and foreign company jointly register the ADR with the Securities and Exchange Commission (“SEC”), after which the ADRs can be listed and traded on major U.S. stock exchanges. These ADR programs are subject to SEC registration requirements (including the requirement to file an annual report and comply with U.S. accounting standards) and exchange listing requirements. ~~Level 1 sponsored ADRs and unsponsored ADRs are exempt from full SEC registration and reporting requirements and can only trade on OTC markets~~. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR. Unsponsored ADRs generally trade only in OTC markets. Conducting transactions in OTC markets may result in higher costs, a lack of pricing transparency and lower liquidity when compared with exchange-based transactions. Based on the foregoing, risks associated with different ADR types will vary, based upon differences in registration, reporting, listing and disclosure requirements that apply to such ADRs and the characteristics of the market in which transactions for the particular ADR are conducted.

23)

Comment: In the “More About Principal Investment Strategies and Risks–Risks of Convertible Securities” section of the Prospectus, please delete the reference to “Contingent Convertible Instruments” or add appropriate disclosure.

Response: The Registrant will delete the applicable disclosure.

24)

Comment: In the “More About Principal Investment Strategies and Risks–Fixed Income Securities” section of the Prospectus, please add disclosure to describe each of “pass through securities,” “dollar rolls,” and “Rule 144A securities.”

Response: The Registrant will revise the relevant disclosure as follows:

Fixed Income Securities. Each of the Portfolios may invest in various types of debt investments, which may include:

•	pass-through securities (i.e., securities that enable investors to received payments derived from a pool of underlying assets), generally including mortgage- and asset-backed securities~~)~~;

***

•

loan participations and assignments, and dollar roll transactions (i.e., selling a mortgage-backed security for immediate settlement and simultaneously agreeing to purchase the same type of security on a future date at a discount);

***

•

Rule 144A securities (i.e., privately placed securities that can be sold without SEC registration only among qualified institutional buyers (“QIBs”) such as investment banks, pension funds, and large investment managers).

25)

Comment: In the “More About Principal Investment Strategies and Risks–Leverage Risk” section of the Prospectus, consider whether a revision to the disclosure referencing “segregation requirements” would be appropriate given the adoption of Rule 18f-4.

Response: The Registrant will revise the relevant disclosure as follows.

The use of leverage may cause a Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations ~~or to meet segregation requirements~~.

26)

Comment: In the “THE INVESTMENT ADVISER–Advisor Fees” section of the Prospectus, please revise the disclosure to note that the discussion regarding the basis for approval by the Fund’s Board of Directors of each advisory agreement will appear in the Fund’s report on Form N-CSR and indicate the year or period covered.

Response: The Registrant will revise the relevant disclosure as follows:

A discussion regarding the basis for approval by the Fund’s Board of Directors of each advisory agreement will appear in the Fund’s ~~semi-annual shareholder report dated June 30~~ report on Form N-CSR for the period-ended June 30, 3025.

Statement of Additional Information (“SAI”)

1)

Comment: In the “Investment Restrictions” section, please disclose that each Portfolio considers the holdings of other investment companies in which it invests for purposes of determining compliance with Portfolio’s concentration policy.

Response: The Registrant will add disclosure stating that for purposes of complying with each Portfolio’s concentration policy, each Portfolio will consider the holdings of the Underlying Portfolios and ETFs in which it invests to the extent it has sufficient information about such holdings.

2)

Comment: In the “Operating Policies” section, with respect to the “Securities of Single Issuer” policy, if this relates to the Portfolios’ diversification policy, please move this to the “Fundamental Policies” section above or explain why it is a separate policy.

Response: The Registrant confirms that the identified disclosure relates to the Portfolios’ diversification policy, and the Registrant will revise the “Fundamental Policies” section accordingly.

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-4305, Dave Kennedy at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ Michael J. Murphy

Michael J. Murphy

Assistant General Counsel

The Northwestern Mutual Life Insurance Company

Appendix A

Active/Passive Conservative Portfolio – Fee and Expense Table and Example

Shareholder Fees
(fees paid directly from your investment)	N/A

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.15%

Distribution and Service (12b-1) Fees	None

Other Expenses(1)	0.50%

Acquired Fund Fees and Expense(1)	0.28%

Total Annual Portfolio Operating Expenses(2)	0.93%

Fee Waiver and Expense Reimbursement(3)	(0.38)%

Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement(2)(3)	0.55%

(1)	Because the Portfolio is new, these expenses are based on estimated amounts for the current fiscal year.
(2)

Includes fees and expenses incurred indirectly by the Portfolio as a result of investments in other investment companies (Acquired Fund Fees and Expenses). The operating expenses of the Portfolio reflected in the Portfolio’s financial statements and Financial Highlights will not include the Acquired Fund Fees and Expenses.

(3)

The Portfolio’s investment adviser has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges, acquired fund fees and expenses and such non-recurring and extra ordinary expenses as they may arise) to an annual rate of 0.27% of the Portfolio’s average net assets. These contractual agreements will continue through at least April 30, 2026 and may not be terminated prior to that date without action by the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The Example reflects adjustments made to the Portfolio’s operating expenses due to the fee waiver and expense reimbursement agreements with the investment adviser for the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$259

Active/Passive Aggressive Portfolio – Fee and Expense Table and Example

Shareholder Fees
(fees paid directly from your investment)	N/A

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.15%

Distribution and Service (12b-1) Fees	None

Other Expenses(1)	0.50%

Acquired Fund Fees and Expense(1)	0.37%

Total Annual Portfolio Operating Expenses(2)	1.02%

Fee Waiver and Expense Reimbursement(3)	(0.38)%

Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement(2)(3)	0.64%

(1)	Because the Portfolio is new, these expenses are based on estimated amounts for the current fiscal year.
(2)

Includes fees and expenses incurred indirectly by the Portfolio as a result of investments in other investment companies (Acquired Fund Fees and Expenses). The operating expenses of the Portfolio reflected in the Portfolio’s financial statements and Financial Highlights will not include the Acquired Fund Fees and Expenses.

(3)

The Portfolio’s investment adviser has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges, acquired fund fees and expenses and such non-recurring and extra ordinary expenses as they may arise) to an annual rate of 0.27% of the Portfolio’s average net assets. These contractual agreements will continue through at least April 30, 2026 and may not be terminated prior to that date without action by the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The Example reflects adjustments made to the Portfolio’s operating expenses due to the fee waiver and expense reimbursement agreements with the investment adviser for the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$65	$287

Active/Passive All Equity Portfolio – Fee and Expense Table and Example

Shareholder Fees
(fees paid directly from your investment)	N/A

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.15%

Distribution and Service (12b-1) Fees	None

Other Expenses(1)	0.50%

Acquired Fund Fees and Expense(1)	0.39%

Total Annual Portfolio Operating Expenses(2)	1.04%

Fee Waiver and Expense Reimbursement(3)	(0.38)%

Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement(2)(3)	0.66%

(1)	Because the Portfolio is new, these expenses are based on estimated amounts for the current fiscal year.
(2)

Includes fees and expenses incurred indirectly by the Portfolio as a result of investments in other investment companies (Acquired Fund Fees and Expenses). The operating expenses of the Portfolio reflected in the Portfolio’s financial statements and Financial Highlights will not include the Acquired Fund Fees and Expenses.

(3)

The Portfolio’s investment adviser has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges, acquired fund fees and expenses and such non-recurring and extra ordinary expenses as they may arise) to an annual rate of 0.27% of the Portfolio’s average net assets. These contractual agreements will continue through at least April 30, 2026 and may not be terminated prior to that date without action by the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The Example reflects adjustments made to the Portfolio’s operating expenses due to the fee waiver and expense reimbursement agreements with the investment adviser for the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$67	$294

Appendix B

Active/Passive Conservative Portfolio

Equity and Other Exposure: The Portfolio may obtain equity exposure by investing in one or more Underlying Portfolios or ETFs, which may hold a wide range of equity securities including small, mid and large cap U.S. and non-U.S. stocks. Equity securities could include common and preferred stocks, securities convertible into stocks and depositary receipts for those securities. “Other” exposure includes both real estate investment trusts (“REITs”) and commodities. The Portfolio may obtain exposure to REITs by investing in ETFs that hold REITs. The Portfolio may obtain commodity exposure through the purchase of swaps on physical commodities or commodity indices, including those which are traded in over-the- counter markets (“OTC”), and by investing in ETFs that provide exposure to commodities markets.

Fixed Income or Debt Exposure: The Portfolio may obtain fixed income exposure by investing in one or more fixed income Underlying Portfolios or ETFs, which may hold a wide range of fixed income securities with varying durations and maturities. The fixed income securities generally will consist of investment grade debt of corporate or government issuers, as well as mortgage-backed and asset-backed securities and inflation-indexed debt securities. The Portfolio may also have limited exposure to non-investment grade debt securities (sometimes referred to as “high yield securities” or “junk bonds”). The Portfolio considers a fixed income security to be investment grade if the security is rated investment grade by at least two of the three credit rating agencies (BBB- or higher by S&P; Baa3 or higher by Moody’s; BBB- or higher by Fitch) and a security to be non-investment grade if the security is rated below investment grade by at least two of the three credit ratings agencies (BB+ or lower by S&P; Ba1 or lower by Moody’s; BB+ or lower by Fitch).

Cash Equivalents: The cash equivalent portion of the Portfolio may include, but is not limited to, investments in Underlying Portfolios or ETFs that hold debt securities issued or guaranteed by the U.S. government or its agencies or instrumentalities as well as commercial paper, banker’s acceptances, certificates of deposit and time deposits. In order to enhance short duration returns, the adviser may purchase ultra-short bond ETFs.

The adviser considers a number of factors when making purchase and sales decisions with respect to the Underlying Portfolios and ETFs. With respect to the equity Underlying Portfolios and ETFs, the adviser considers their investment focus on small, mid or large market capitalizations, domestic or foreign investments, whether the Underlying Portfolio or ETF is diversified or non-diversified and whether it employs a “growth” or “value” style of investing, among other characteristics. With respect to fixed income Underlying Portfolios and ETFs, the adviser considers their focus on investment grade or non—investment grade securities, domestic or foreign investments, whether the issuer is a government or government agency, the duration (that is, a measure of the sensitivity to changes in interest rates) and maturity of the securities, and other characteristics. The adviser regularly reviews and adjusts the allocation among the Underlying Portfolios and ETFs to favor investments in those Underlying Portfolios and ETFs that the adviser believes provide the most favorable position for achieving the Portfolio’s investment objective. In connection with the allocation process, the Portfolio may invest more than 25% of its assets in one Underlying Portfolio or one ETF (specifically, Underlying Portfolios or ETFs that invests primarily in U.S. fixed income securities). A list of the Underlying Portfolios or ETFs in which the Portfolio is invested as of the most recently completed annual or semi-annual period can be found in the Portfolio’s report on Form N-CSR.

An Underlying Portfolio or ETF may invest a large percentage of its assets in a single issuer, security, market or sector (or a limited group thereof) or in the case of an international Underlying Portfolio or ETF, may invest in emerging markets, a small number of countries or a particular geographic region.

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Active/Passive Aggressive Portfolio

Equity and Other Exposure: The Portfolio may obtain equity exposure by investing in one or more Underlying Portfolios or ETFs, which may hold a wide range of equity securities including small, mid and large cap U.S. and non-U.S. stocks. Equity securities could include common and preferred stocks, securities convertible into stocks and depositary receipts for those securities. “Other” exposure includes both real estate investment trusts (“REITs”) and commodities. The Portfolio may obtain exposure to REITs by investing in ETFs that hold REITs. The Portfolio may obtain commodity exposure through the purchase of swaps on physical commodities or commodity indices, including those which are traded in over-the- counter markets (“OTC”), and by investing in ETFs that provide exposure to commodities markets.

Fixed Income or Debt Exposure: The Portfolio may obtain fixed income exposure by investing in one or more fixed income Underlying Portfolios or ETFs, which may hold a wide range of fixed income securities with varying durations and maturities. The fixed income securities will consist of investment grade and non-investment grade debt securities (sometimes referred to as “high yield securities” or “junk bonds”) of corporate or government issuers as well as mortgage-backed and asset-backed securities, and inflation-indexed debt securities. The Portfolio considers a fixed income security to be investment grade if the security is rated investment grade by at least two of the three credit rating agencies (BBB- or higher by S&P; Baa3 or higher by Moody’s; BBB- or higher by Fitch) and a security to be non-investment grade if the security is rated below investment grade by at least two of the three credit ratings agencies (BB+ or lower by S&P; Ba1 or lower by Moody’s; BB+ or lower by Fitch).

Cash Equivalents: The cash equivalent portion of the Portfolio may include, but is not limited to, investments in Underlying Portfolios or ETFs that hold debt securities issued or guaranteed by the U.S. government or its agencies or instrumentalities as well as commercial paper, banker’s acceptances, certificates of deposit and time deposits. In order to enhance short duration returns, the adviser may purchase ultra-short bond ETFs.

The adviser considers a number of factors when making purchase and sales decisions with respect to the Underlying Portfolios and ETFs. With respect to the equity Underlying Portfolios and ETFs, the adviser considers their investment focus on small, mid or large market capitalizations, domestic or foreign investments, whether the Underlying Portfolio or ETF is diversified or non-diversified and whether it employs a “growth” or “value” style of investing, among other characteristics. With respect to fixed income Underlying Portfolios and ETFs, the adviser considers their focus on investment grade or non-investment grade securities, domestic or foreign investments, whether the issuer is a government or government agency, the duration (that is, a measure of the sensitivity to changes in interest rates) and maturity of the securities, and other characteristics. The adviser regularly reviews and adjusts the allocation among the Underlying Portfolios and ETFs to favor investments in those Underlying Portfolios and ETFs that the adviser believes provide the most favorable position for achieving the Portfolio’s investment objective. In connection with the allocation process, the Portfolio may invest more than 25% of its assets in one Underlying Portfolio or one ETF.

An Underlying Portfolio or ETF may invest a large percentage of its assets in a single issuer, security, market or sector (or a limited group thereof) or in the case of an international Underlying Portfolio or ETF, may invest in emerging markets, a small number of countries or a particular geographic region.

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